
PHARM ROBOTICS™
INJECTING THE FUTURE

The Problem

Issues with Labor Shortage

- For every 1,000 cows, 1 full-time employee is needed to give shots
- Employees administer 15k - 18k shots per 1,000 cows annually
- **Labor cost of $62,000* can be saved per employee per year**

Issues with Compliance for Animal Health Standards

- Even with RFIDs, employees cannot properly locate cows
- 5% inaccuracy per shot in a protocol causes a significant loss in pregnancy rates
- **Avg. loss of $75,000 per 1,000 cows per year due to inaccurate shot protocols**
- **Potential avg. gain of $15 per cow for every 1% increase in preg rate**

The Bottom Line

- Increased herd health, pregnancy rates, herd size, and milk yields
- Opportunity to increase animal health standards
- **Dairy farmers are missing out on significant revenue potential and cost savings**



**Represents wages, insurance, and taxes incurred are estimated on a US average*

PHARM ROBOTICS


GnRH
PG
Vacc

This is **Sureshot,**
The robotic injection system for dairy cows.

Identifies individual cows

99.9% shot accuracy

Real-time data management

Automatic needle disposal

Robot built for environment

Keeps up with cow flow

No labor required

Agriculture is a **$2.4T** industry that will require precision based technologies to feed the world's population by 2050

PHARM ROBOTICS

SURESHOT™

Increased Health & Less Cow Stress

Decreased Labor & Training Costs

Increased Herd Production & Milk Quality

Increased Accuracy for Injections


Milk Barn

Value Proposition

Sureshot utilized by dairy farmers for vaccines and reproductive hormones → Historical shots and weights are uploaded to a software program in real time → Dairy farmer views data on any existing dairy management platform →

- **Better management decisions**
- **Increased immunization rates**
- **Increased pregnancy rates**
- **100% transparency for farmers and consumers**

- Save up to **$85/cow/year** on labor costs
- Gain up to **$200/cow/year** from increased health standards
- In total, up to **$285/cow/year** could be achieved with Sureshot

PHARM ROBOTICS

The Farmer's ROI with SureShot

	Customer ROI (1.5 - 3 years)	Labor Savings ($62k per employee)	Additional Revenue (Increased Health Standards)	Total Potential (Per Year)
600+ Cow Dairies	3 years	1-2 full-time employees	$110,000	$234,000
3,000+ Cow Dairies	2.25 years	3 full-time employee	$520,000	$706,000
15,000+ Cow Dairies	1.5 years	4-5 full-time employees	$3,200,000	$3,510,000

The agriculture robotics market is valued at **$4.6B** and is expected to increase to **$20.3B** by 2025

These are forward looking projections and are not guaranteed.

PHARM ROBOTICS

The Ultimate Impact





- To increase the profitability of the dairy farmer
- To increase the health standards of the cows by utilizing our system
- To increase environmental standards by using renewable energy sources

PHARM ROBOTICS

Where is the Industry Heading?

- *Rising cost of labor in the US*
- *Shortage of skilled employees*
- *Competitive food market*
- *US dairies are growing in herd sizes on average*
- *Increased robotics usage amongst dairies in the US*
- *Opportunities to expand into emerging markets*

Traceability of pharmaceuticals for the very first in a market that cares about where their food came from.


PHARM
ROBOTICS

Target Market

6,000,000 of the 9,000,000 dairy cows in the U.S.

Expand to large dairies in Asia, Europe, and Middle East

The 50,000,000 beef cows in the U.S.

USA

34,187

Dairy Farms in 2019



Initially target dairy states such as California, Wisconsin, Idaho, New York, and Texas

- Large dairy operations
- Utilize artificial insemination
- Spend significantly on labor
- Operations with robotics

Target international countries with the such as India, Brazil, China, Ethiopia, and Pakistan.

PHARM ROBOTICS



Market Landscape

Indirect competitors:
DeLaval and Lely robotic milking systems

Barrier to entry:
High cost to produce units and new AgTech sector

Patent status:
Expected to be granted in early 2021

Non-Provisional Utility Patent Filed July 3, 2018



Initial Revenue Generators

One time

- Sureshot Sales
- Installation Fees

Recurring

- Pharmaceutical Sales
- Yearly Licensing Fees
- Yearly Software Fees
- Data Monetization*



***Data monetization will begin in FY 4**
***If no systems are sold, we will still receive roughly $11,000/unit in recurring revenue**

Projected SureShot Sales



$300,000 base price plus gate system and installation fees



Pharmaceutical Sales



Yearly Licensing Fee



Yearly Software Fee



Total Net Income
Recurring Revenue
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
2021
2022
2023
2024
2025
2026
5 SureShots
29 SureShots
68 SureShots
220 SureShots
386 SureShots
460 SureShots

These are forward looking projections and are not guaranteed.

$200K upfront

$10K / mo. until paid

1 robot / dairy

$12.3M

Revenue Potential from 41 signed Letters of Intent

*LOIs allow for future discussions with farmers on Purchase Agreements

The Moo-vers of Pharm Robotics



Marinus Dijkstra
CEO & Co-Founder

20+ years of dairy management experience
Partner/operator of 2 large dairies
Reputable CDI member with over 3,000 cows
CMAB board member



Alexander Chuck
CFO & Co-Founder

5+ years of dairy operations experience
AgGrad 30 under 30 winner
Previous financial analyst
Previous operations manager
B.S. in Business w/ Finance Emphasis
B.S in Accounting



Connor Broughton
Head of Business Development & Marketing

M.B.A. Graduate
B.S. in Business w/ Finance Emphasis
B.S. in Accounting
Previous experience in business/finance strategy

Partnerships and Collaborations



Thomas Hintz
Partner

20+ years of renewable energy experience
Managing Partner of Seahold LLC
B.A. in Economics
Assisting in business development and business strategy



Chris van den Berg
Partner

10+ years of SaaS and management experience
CEO of FarmTrace
M.Sc. in General Management
Assisting in financial strategy and software





Joe Trujillo & Jason Swart
Partners

30+ years of dairy equipment experience
Owners of Specialized Dairy Services,
Assisting in equipment installations and sales in Western US

Also featured on:

HOARD'S DAIRYMAN

PROGRESSIVE DAIRY

FarmTrace | Sea Hold | SDS Specialized Dairy Service Inc. | SIEMENS | vas | DFA Dairy Farmers of America

Unrivaled Potential

- Attended DFA accelerator program from April - June 2018
- Non-provisional utility patent (pending)
- Manufacturing, software, market research, and installation channel partners established
- 40 LOIs (Representing roughly 350,000 cows) & 4 large dairies committed for beta-phase
- Accepted partnerships with Siemens and Valley Agriculture Software (VAS)
- Continuing to work with the integrators on some initial RFID and visualization technology
- Developing roadmap with VAS to build the add-on onto their existing herd management program
- Sponsor project at CSU, Chico has begun the design process for our gate system/bumper restraint
- Working on business relationships with global robotics and pharmaceutical companies


PHARM
ROBOTICS
www.pharmrobotics.net ™

Appendix

What will each existing Partner contribute towards when the timing is right?

Jason Swart & **Joe Trujillo** will utilize their resources with SDS to serve as our primary team for installations as well as expanding our market share by assisting with sales by utilizing their existing customer base of 40 large dairy farms in the western US. They previously invested $10k each in which we were able to stay afloat for 2 years with the capital they invested and went towards marketing, legal, patent, and trade show expenses.

Thomas Hintz will continue to advise on various topics related to business development such as finding ways to reduce the cost to produce future units, analyzing our business model to make better decisions and increase margins, and provide access to resources to have all systems ran on renewable energy sources. There is also a potential to receive economic returns on environmental factors such as selling credits for energy. Tom will also assist by utilizing his network to find investors for future capital raises.

Chris van den Berg will assist in helping us build the centralized AI platform that integrates with various dairy herd management programs such as DairyComp 305, BoviSync, etc. as well as providing guidance on how to monetize the data we aggregate. Our goal with Chris is to find various ways to continue expanding our software, data analysis, and data monetization capabilities. Once significant data analysis has been performed, there is a potential to collaborate with pharmaceutical companies to test new products on controlled groups to determine optimal outcomes for animals. Chris will also assist by providing advice on financial strategy for future capital raises.

PHARM ROBOTICS

Appendix

Do we have plans for a future maintenance contracts for customers?

Yes, once the prototype has been developed we plan to outsource an industrial automation firm to create an easy to read, multilingual manual for customers and will begin advertising maintenance contracts. The details of the maintenance contract are to be determined but our plan is to price the maintenance contract against the percentage of failure of Sureshot to come out on top, financially.

LinkedIn for Team

Marinus: https://www.linkedin.com/in/marinus-dijkstra-642527129/
Alexander (Alika): https://www.linkedin.com/in/alexanderchuck/
Connor: https://www.linkedin.com/in/connorbroughton/
Jason & Joe: None
Thomas: https://www.linkedin.com/in/thomas-hintz-87519918/
Chris: https://www.linkedin.com/in/chris-van-den-berg-/

Appendix

Financial Statement Model for Pharm Robotics

INCOME STATEMENT						
Fiscal year	**2021P**	**2022P**	**2023P**	**2024P**	**2025P**	**2026P**
Fiscal year end date	*12/31/21*	*12/31/22*	*12/31/23*	*12/31/24*	*12/31/25*	*12/31/26*
Revenue	2,250,000	13,050,000	30,600,000	99,000,000	173,700,000	207,000,000
Cost of sales (enter as -)	(1,500,000)	(8,700,000)	(20,400,000)	(66,000,000)	(115,800,000)	(138,000,000)
Gross Profit	**$ 750,000**	**$ 4,350,000**	**$ 10,200,000**	**$ 33,000,000**	**$ 57,900,000**	**$ 69,000,000**
Research & development (enter as -)	(648,000)	(100,000)	(180,000)	(825,000)	(725,000)	(625,000)
Selling, general & administrative (enter as -)	(158,222)	(345,000)	(985,000)	(1,390,000)	(2,100,000)	(2,875,000)
Inventory	(360,000)	(360,000)	(360,000)	(360,000)	(360,000)	(360,000)
Operating profit (EBIT)	**$ (416,222)**	**$ 3,545,000**	**$ 8,675,000**	**$ 30,425,000**	**$ 54,715,000**	**$ 65,140,000**
Other Income- Installation Fees	15,000	87,000	204,000	660,000	1,158,000	1,380,000
Pretax profit	**$ (401,222)**	**$ 3,632,000**	**$ 8,879,000**	**$ 31,085,000**	**$ 55,873,000**	**$ 66,520,000**
Taxes	(1,400)	(1,400)	(1,400)	(1,400)	(1,400)	(1,400)
Net income	**$ (402,622)**	**$ 3,630,600**	**$ 8,877,600**	**$ 31,083,600**	**$ 55,871,600**	**$ 66,518,600**
Free Cash Flow from Reccuring Income	$ 54,500	$ 370,600	$ 1,111,800	$ 3,509,800	$ 7,717,200	$ 12,731,200
Total Net Income	**$ (348,122)**	**$ 4,001,200**	**$ 9,989,400**	**$ 34,593,400**	**$ 63,588,800**	**$ 79,249,800**
Units	5	29	68	220	386	460
% Growth		480.0%	134.5%	223.5%	75.5%	19.2%

These are forward looking projections and are not guaranteed.